

September 12, 2011

Via E-Mail

Chip Patterson, Esq.
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA 94556

> **RE:** **Apple REIT Eight, Inc.**
> **Schedule TO-T filed September 1, 2011 by MPF Northstar, LP, MPF Badger Acquisition Co. 2, LLC, MPF Flagship Fund 14, LLC, MPF Dewaay Premier Fund 4, LLC, MPF Income Fund 26, LLC, MP Value Fund 5, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MP Value Fund 7, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Platinum Fund, LP, MPF Opportunity Fund, LP, MPF Blue Ridge Fund I, LLC, Coastal Realty Business Trust, and MacKenzie Patterson Fuller, LP**
> **File No. 005-86257**
>
> **Apple REIT Seven, Inc.**
> **Schedule TO-T filed September 1, 2011 by MPF Northstar Fund, LP, MPF Badger Acquisition Co. 2, LLC, MPF Income Fund 26, LLC, MPF Dewaay Premier Fund 4, LLC, MP Value Fund 5, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MP Value Fund 7, LLC, MP Falcon Fund, LLC, MPF Acquisition Co. 3, LLC, MacKenzie Patterson Special Fund 5, LLC, MPF Platinum Fund, LP, MPF Opportunity Fund, LP, MPF Blue Ridge Fund I, LLC, and Coastal Realty Business Trust, and MacKenzie Patterson Fuller, LP**
> **File No. 005-86258**
>
> **Apple REIT SIX, Inc.**
> **Schedule TO-T filed September 1, 2011 by MPF Northstar Fund, LP, MPF Income Fund 26, LLC, MP Value Fund 5, LLC, MP Value Fund 7, LLC, MPF Income Fund 24, LLC, MPF Flagship Fund 13, LLC, MPF Badger Acquisition Co. 2, LLC, MPF Blue Ridge Fund I, LLC, MPF Platinum Fund, LP, MPF Opportunity Fund, LP, Coastal Realty Business Trust, and MacKenzie Patterson Fuller, LP**
> **File No. 005-86386**

Dear Mr. Patterson:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offers to Purchase

Source of Funds

1.   We note your disclosure that you have approximately $30 million in total assets to pay for the shares tendered in the three offers. We also note that you may have to pay $65 million if all shares you are seeking are tendered in the three offers. Finally, we note that you disclosed that you currently have "sufficient funded capital to fund all of [your] commitments" under all offers currently ongoing. Please revise your disclosure to explain in detail the meaning of "sufficient funded capital" and to list all offers currently ongoing together with the total funds you would need if every security sought in every offer is tendered. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions